 Exhibit 99.3

Press Conference

PRESS CONFERENCE

Q1 FY 2017 RESULTS

July 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Chief Financial Officer

Krishnamurthy Shankar

Executive Vice President & Group Head – Human Resource Development

Mohit Joshi

President & Head (Financial Services), Head – Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Global Head – Manufacturing, Retail, CPG and Logistics, Head – Infosys Americas

Ravi Kumar S.

President & Chief Delivery Officer

Richard Lobo

Senior Vice President and Head – Human Resources, Infosys

ANALYSTS

Chandra

ET Now

Aditya

CNBC TV18

Sarjeet

Bloomberg Quint

Tanvi

Reuters

Varun

Mint

Pravin

New Indian Express

Balaji

Bhibu

Business Standard

Vishal Sikka

Hi! Good Afternoon, Everyone. Great to be here. We just reported our First Quarter Results. While the revenue performance was not quite up to our mark that what myself and Pravin expected, we actually did extremely well in many areas of our business especially in the core areas that we have been focusing on both in the renewal of our existing core business as well as especially in the new areas. So that was very encouraging. But, of course, we had a slowdown in revenue growth compared to what we had expected and that lead to our 2.2% increase in our revenue over the course of the quarter. That happened primarily, as I have said earlier today, on the basis of certain unexpected, unanticipated slowdown in discretionary spending in some parts of the business, in particular in Consulting Services and in Package Implementation and then also some of the projects were slow to ramp up in some of the large deals that we won in the last few quarters. So that is where we are.

We are actually quite excited that in the renewal of our existing services with Design Thinking, with our work in Automation and with our work in innovation initiatives like Zero Distance, our core strategy is kicking in, and I am very heartened by that. It is happening now at a great scale as well as in the embrace and the adoption of our new services are becoming a revenue driver, we saw significant growth. So that is something that we are quite positive about. So overall I am happy with the overall performance during the quarter and disappointed at the revenue growth, but the rest of the aspect of the business have done well.

So with that while we are waiting for Ranga, Pravin and I can start and also our three presidents are here, and Krish is here, Manish is here, lot of our leadership team is here and would love to answer your questions.

Chandra

Chandra here. Vishal, just want to understand, you are completing 2-years at the helm next month. Till last quarter people thought the turnaround was sort of complete, Infosys is out of the woods, all those statements. Based on this quarter would it be fair to assume there are still some persistent issues in terms of ramp up with certain clients, how would you really assess this? Also a question for the HR Head, because of the spike in attrition, is this a seasonal issue, because people go for higher studies usually this quarter or are there other reasons and will we see this come down next quarter?

Vishal Sikka

I think that the embrace of our strategy across the company and in our client base is actually going extremely well. If you just look at the details of that which is for example the growth in our large deals, which means the clients are more and more confident about giving us this business and in our existing clients if you look at our top-5, top-10 and top-25 clients, we have seen huge growth, so top-25 clients actually grew by 4.4%; top-10 clients grew by close to 4% and these are significant drivers of our revenue in the number of $100 million plus clients went from 14 to 17, so that is a huge jump as well. So all these things are working extremely well.

Then as I mentioned already the new areas that Sandeep has been driving, this is something that has seen amazing growth of $55 million revenues that we added in the course of the quarter, $12 million of that growth actually came from things that are completely new, which is roughly 30% of the growth came from there. So these are all extremely encouraging sign. So I would not read anything from this from a long-term perspective, the strategy is kicking and so forth. Of course if the renew part of our main core business is working well and if the new part is working well, then where is the problem? The problem happened in some of the pockets of our businesses in Consulting, we had a significant decline, as I mentioned earlier, because of this couple of things, and then our India business we de-grew by $4 million and Finacle had a very good Q4 and so Finacle had $2.5 mn of decline, BPO was flat compared to other businesses. So we have going forward in the course of rest of this year and in the time ahead, we will of course we will focus more on these businesses as well in addition to continuing to fire on all cylinders on the main strategy. So I would not read more than that into it.

Krishnamurthy Shankar

Yes, I think you are right what happens is this Q1 is always a quarter where attrition is high and we have seen it over the last 4-5-years where there is a pickup of attrition of over 3% to 5% points this time, and this year is no different. Most of the attrition is at the entry level and I do not think that is a cause for concern. So looking at the trends it seems quite natural.

Aditya

Hi! Aditya from CNBC TV18. Just wanted to understand in terms of the geography spread US is I think up 2.5% sequentially, Europe is marginally down on a constant currency basis. So how does this tie into the comment that was made on some large projects not ramping up and are these early signs of issues around Brexit and are these telltale signs really?

Vishal Sikka

Our main business is in US and Europe. So that is where the slow ramp up of the projects that I talked about and then from a Consulting perspective the discretionary reduction and non-renewal in some areas were also in Europe but this had nothing to do with Brexit or any of these kinds of macroeconomic, secular, the other fancy word is secular, so these have nothing to do with secular macroeconomic forces, this is simply client situation and our execution.

In terms of Brexit, it is my personal view on it is that whenever walls get created between businesses and between institutions, this is not a good thing generally from a societal perspective, but from a business point of view actually this is an opportunity for us, the more that systems become isolated and separate, the more there is need for integration, there is need for interoperability, there is need for transparency, analytics, governance, regulatory work, etc., So long term, over time assuming that Brexit happens this is going to be a good thing for us. In the near-term there is a lot of anxiety around it, people are trying to figure out what it means and so forth. So there is some uncertainty. But so far there is no impact in business because of Brexit and it has not. May be Mohit you can answer that part of the question.

Mohit Joshi

So as of now, I think the key thing is Brexit came as a shock for most of our clients as well. So they are in a process of preparing their plans depending on the approach the UK government takes for it. As of now with may be one exception, we have not really seen a negative impact to our business because of Brexit. In the long term as Vishal mentioned it is anybody’s guess, right, we could see potential upsides because of the restructuring of businesses, because of the regulatory mandates equally we could see negative surprises because of volatility and delays in decision-making, but as of now this externality has not really impacted our business.

Ranganath D. Mavinakere

Just to add I think in the near term of course we did see the currency volatility, and Q1 of course we affectively hedged and the impact on profitability in fact we had some gains on hedges as well, but I think we do expect certain near-term volatility to continue not just in rupee but also in the cross currency and we are monitoring and taking appropriate hedging position.

Sarjeet

Vishal, hi! this is Sarjeet here from Bloomberg Quint. When you ended FY-’16 you had a TCV of nearly $2.9 bn, that gave the assumption that the guidance of 13.5%, of that 4% to 5% would be taken care of the TCV, now that TCV is not reflecting into the revenue and that is why you had a disappointing quarter. What percentage of the TCV is inactive or you are not able to ramp up as of now and what was the kind of addition to the TCV in the first quarter?

Ranganath D. Mavinakere

I think you are right, our TCV wins last year was good and the same momentum has continued this quarter as well. The key thing is there is a natural progress of how that TCV translates into revenue and it is primarily affected by three big pieces -- One of course the nature of service itself, for example, certain services like Infrastructure Management, etc., the ramp up is gradual, first there will be transition followed by shadow support, then take over, it is a very gradual curve which kind of somewhat is back-ended, right, whereas in case of Application Development or Maintenance it is a more steady right from the first quarter you will have a very quick ramp up. So that is one.

The second one of course is sometimes clients also expect certain things to ramp up from existing vendor to the new vendor in one quarter and for various reasons say, Hey! This cannot happen in this quarter. We have been shifted to next quarter. It is not that the project are canceled, it is not that they are re-thinking, it is nothing to do with that. It is sometimes these things pushing by quarter and the ramp up happens. So it is a nature of service as well as it is very particular deal-specific, the ramp up curve. Typically, what we have seen is that for every $100 million of TCV for the current portfolio mix that we have in terms of services about 7.5% to 10% typically accrues during the first year. So that has been the trend line and we have not seen significant change on that. What Vishal and Pravin referred to earlier was primarily on account of certain ramp ups, the extent to which we expected did not happen in 1 or 2 cases, that is what they were referring to.

Sarjeet

Were they significant enough to bring down the guidance?

Ranganath D. Mavinakere

Bring down? That was not the only reason, right, they also said that it also had some of the discretionary Consulting and Package Implementation pieces slow down.

Participant

Hi! Vishal. So I have three to four doubts here. So basically the first thing you mentioned about the revenue declared the low revenue growth, but what I am also seeing here is the decline in the gross profit, which has gone into the negative territory for this and which is essentially as far as the income statement is coming, is showing the increase in the cost of sales is driven by that. Why has the cost of sales increased?

Ranganath D. Mavinakere

Let me first answer the profit question that you had. I think what you are comparing is really the quarter-to-quarter gross profit. That is not the right way to really compare for the first quarter, we have to really compare what has been the profit as compared to the Q1 of last year. As you clearly know the Q1 typically has compensation increases and the visa cost which will not be there in Q4. That is unique to Q1, right. But if you look at year-on-year, gross profit has increased by 10.5% and net profit has increased by 7.4% and operating profit has increased by 11.3%. So there is a seasonality on these compensation increase and visa cost which is unique to Q1 and it happens in every Q1. If we look at last Q1, also the same thing. So it is incorrect to state that year-on-year our profitability has declined, in fact, the operating margin of this quarter is 24.1%, it is 0.1% higher than operating profit of last year same quarter.

Participant

Talking about the segmentation, so how do you segment is as US, Europe and India. Now that Britain is separating from the Europe. Would you be creating another segment from that? Immigration issue I was talking about given the fact that every now and then Mr. Trump talks about the immigration thing, that he is against immigration and there is a probability that he would be coming to power in US and also to a certain extent …. is also quite not too in favor of immigrant. So how do you plan to deal with that issue and also H1B they are pushing somethings for H1B visa also?

Mohit Joshi

On the UK specific issue, the way we run our business is across global industry verticals and that will not change, so we will continue with that, and the reporting will continue, as we can see it now will continue to include Europe including the UK because the UK will geographically still remain a part of Europe. Then on the US immigration questions, I will pass it on to Sandeep.

Sandeep Dadlani

Thank you, Mohit. We have seen election cycle after election cycle, this is an election year and every election year there is the rhetoric over immigration, over H1B visas goes up dramatically, this year has been particularly dramatic because of the nature of the candidates and the nature of the polarization, but every year after this happens, things settle down and people come to their senses. What we are doing is consistent with our strategy which is three-fold here; #1 is leveraging disruptions in technology, we are trying to figure out new business models by which we have less dependency on onsite staffing in some kinds of projects. Second thing we are doing is in every market we operate at, not just America but in every other market we have to focus on local hiring, so we have local people, local experts who are closer to the client, who belong to that country. Thirdly, we leverage industry bodies like NASSCOM, CII, etc., to continue to articulate the value of our propositions to those different economies whether it is America or different countries. These three things we do on a continuous basis. That de-risks our dependency or on these kind of events if they may happen. So we are watching for developments very closely, but we do not expect anything dramatic.

Tanvi

Hi Vishal, this is Tanvi from Reuters, I was just wondering if you could throw some light on what other factors led to the cut in revenue forecast - are you expecting a slowdown in other markets or any other such reasons?

Vishal Sikka

No, as Ranga said earlier, we had a few factors contributing to lower-than-expected revenue growth in this quarter; one was the unexpected slowdown in the discretionary spending in Consulting and in Package Services, and the other was the slower-than-expected ramp up in projects from deals that we had won and couple of other small things like the decline in the India business and small decline in Finacle. So all together these contributed to revenue growth of 2.2%. When you look at the forecast guidance that we gave 11.5% to 13.5% for the year, the nature of our business is that it is centered on quarters and the first quarter impact ends up having a bigger impact on the rest of the year. So that is basically what brought down the guidance by 1 point.

Tanvi

So would the rise in Cloud-based services has had any impact yet?

Vishal Sikka

Yes, it will have a positive impact. Sandeep was just telling me that our partnership with Microsoft and with Amazon and others in the Cloud area is doing extremely well, and Ravi started back in February a Legacy Modernization practice moving Legacy Infrastructure to the Cloud, that has been growing extremely well and perhaps Ravi can talk a little about that. So yes, Cloud is the Infrastructure delivery and consumption mechanism of our times and we are extremely excited about our offerings in this area.

Ravi Kumar S

Cloud-based services certainly has a positive impact, the per capita spend just goes up, the ticket sizes go down, but the number of transactions go up. What we have also done is a modernization initiative to move mainframes onto Cloud and that has picked up significant momentum with both Microsoft and Amazon. So, that is actually getting a lot of traction now and we are actually hoping that we could actually monetize this lot more in the next three quarters of the year.

Varun

Hi! Vishal, Varun here from Mint. A couple of questions to the management: So three things explains the lower revenue guidance – slowness in Consulting, significant slowdown in the projects which were supposed to pick up and it did not happen and finally some problems in ERP. Can the management just help explain quantitatively say how much each of these shaved off your growth from your revenue, because the 2.2% however you slice it, it is a poor start to our fiscals?

Ranganath D. Mavinakere

Varun, I think as Vishal earlier said, Q1 has a compounding effect and a very important quarter for the financial year. If you recollect last year we grew 4.6% in Q1. That gave us a good subsequent growth rate. As a thumb rule, every 1% reduction in the growth of Q1 impacts the entire financial year’s growth by 1%. That is broadly what we have seen in all our traditional pieces. So, if you look at when we gave the revenue guidance of 11.5% to 13.5% compared to that we expect around that kind of reduction in the Q1. So correspondingly as a measure of what always we believe in, as a measure of our practice, we have guided lower.

That 1% if you look at approximately $25 mn, right. Will 75 mn make an impact on the entire year? It is not the question. I think the key question is 1% reduction in Q1 typically impacts the entire year by 1%. Of course, there are the new services which are there which we need to see how they ramp up. The momentum is quite encouraging in Q1. But at this point in time we have to kind of state our guidance based on the visibility that we have and that has been always our practice. We are not saying that “Look, the world has come down or something like that.” We are just saying, “Look, here is the mechanics that we have and here is what our visibility is.” Based on which we are stating the guidance.

Varun

But my question was this $25 mn, can you help me understand that of the three slow areas, how much did each contribute so Consulting had degrowth by how much?

Ranganath D. Mavinakere

I think we have stated the broad reasons, we cannot clearly talk about individual contracts and give customer names, etc., we have broadly indicated which are the revenue streams and broad reason. As I was responding to the earlier question on which of the projects ramp up which we had expected earlier in a couple of large deal wins, there are not many, couple of projects, but we cannot be that specific in naming the accounts.

Varun

The follow up to this is, the slowness in ERP, can you just give us some color – is it just limited to some particular clients or industries, let us say Retail, Financial sector, Healthcare what is really happening in this ERP space?

Vishal Sikka

The complex package implementations are not as frequent. I believe also this is a temporary thing, I do not see that as a secular thing. So, this is I think something that will come back. To your other question on ERP, we have a practice where we do package systems implementations and this practice grew less than the other practices. That is what we mean by this.

Varun

I mean, were you more vulnerable to particular industries?

Vishal Sikka

No.

Varun

All these projects ramp downs which have happened, can we expect it to come back in the second or the third quarter?

Vishal Sikka

No, so these are very different thing.

Varun

No, this is another thing.

Vishal Sikka

Let me explain, there are no ramp downs. There is a slower than expected ramp up in projects from the deals that we have won, that is one thing. Unexpected reductions in discretionary spending around the Package Systems and Consulting is another thing. And slowdown in Finacle to the tune of $2.5 mn and slowdown in India to the tune of $4 mn to $4.5 mn were other things. So this is basically the situation, it is not any bigger deal than this.

Varun

So that is what I am trying to understand, why the slowness from the large deal wins? Is there something specific to clients?

Vishal Sikka

Yes, we believe that it is in particular these two or three clients where we saw this happening, this is not anything broader than that.

Varun

And these two three clients are across which industry, I am not asking for names, but which industry?

Vishal Sikka

Generally, Lifesciences, generally all these combination of events impact Lifesciences this quarter more than others.

Varun

Meaning, business comings?

Ranganath D. Mavinakere

Its ramp-up, and it is not ramp-down that Vishal corrected.

Varun

And can we expect these ramp-ups to happen in the second quarter, Ranga?

Ranganath D. Mavinakere

I think at this point in time the visibility what we have we have said and we have to see how the Q2 progresses, let's see at the end of Q2. At this point in time we don’t want to make a very emphatic statement.

Varun

Just two more questions here. Firstly, a lot has been, like when you started with you brought Consulting last year through the parent Infosys, Infosys Consulting as a subsidiary, a lot more spoken in that it is the tip of the spear, you launched a new service line ‘Aikido’, great measures. Sadly, it has not really translated into revenue and now you have to live with this pain for the next nine months so to say. What is really happening sir, have you failed somewhere in your execution strategy?

Vishal Sikka

If you look at ‘Aikido’ and the design oriented services, those are actually growing quite well. The Consulting is our traditional Consulting business where close to 3,000 employees have worked, this is resulting from the earlier acquisition that we had made of Loadstone and of the home grown Management Consulting practice as well as the Package Implementation. So these are all together in this Consulting area. The tip of the spear initiative actually is our strategy and it has been working extremely well, that has in fact resulted in the huge number of strategic engagements that we have now with our clients, it has resulted in the large deal wins consistently over the last many quarters. This is all led by the same tip of the spear ‘Aikido’ services mindset, the $809 mn large deal TCV this quarter, $757 mn in the quarter before and so on and so forth. And also if you look at especially at our top clients’ performance, the top 25 clients grew by 4.5% in constant currency in the quarter. These top 25 clients in our business make a huge amount of percentage of revenue for us. Similarly, the top 10 clients also grew. This is all a result of the strategy.

The issue that I am talking about, there was an unanticipated issue was with regard to execution in a few projects from this, where because of discretionary spending cuts and so forth, the renewals did not happen and the projects ended without resulting in an ongoing follow through and so forth. So there is no significance to anything more broadly about Consulting in any of this. Consulting continues to be a very strategic part of our business and indeed the tip of the spear is the strategy that we have been executing on over the last year.

Varun

One last question sir. At the end of fourth quarter 13.8%, the upwards guidance that you had given on the dollar terms, in hindsight do you believe you and the board were a little aggressive in giving such kind of a guidance? And I am asking this question now because again you brought it down by 150 bps, the dollar, where you expect at best 12.3%. Are you now again under delivering? Why cannot we have an absolute whatever you are seeing in the market from your perch rather than so much of volatility, today the stock is down 9%, so much wealth investor has lost.

Vishal Sikka

Varun, as I have said and Ranga also said, we have had a practice of sharing our guidance, our philosophy and not only in my time here but also going back a long before that has been to minimize the asymmetry between what we as the management see in our business and what our investors and financial markets see. And we do that by providing as accurate a guidance as we see ourselves. At the beginning of the year we saw 11.5% to 13.5% on constant currency terms or 11.8% to 13.8% on March 31 terms, and that is what we gave as the guidance. Now that we are three months into it, couple of things that we did not expect happened and a couple of slowdowns and so forth that I talked about. So as a result of that the visibility that we have now is in the 10.5% to 12% range and that is what we are what we are setting. There is nothing more to that or less to that. Ranga, you want to add anything?

Ranganath D. Mavinakere

Just to add, just while you were back into this room three months ago, if you look at it we exited FY16 on a positive 1.6% growth after several years of negative growth. So we had a good tailwind. Plus during the previous year we had 45% uptick in the TCV and many of those TCV wins we expected some of the ramp ups happening in Q1. So these were one of the key factors on improving and giving that particular guidance of 10.5% and 13.5%. So what has happened, we have reduced it by 1% at the lower end, right, from 11.5% to 10.5%. So precisely the same reason which indicated earlier, typically 1% reduction in Q1 growth rates impacts the entire year by 1%. So keeping in view our earlier belief that we will go by what the visibility we have at this point in time and based on the Q1 performance we will give that visibility. Based on Q4 performance last year we had that visibility, we gave at that time.

Pravin

Sir, Pravin here from New Indian Express. Now, this is on HR sir. Sir, the attrition rate at the gross level is 21% which is almost a one-fifth at the attrition level. So can you tell me sir, what verticals were the ones which felt the brunt of it?

Krishnamurthy Shankar

So the 21% that you are talking about is for the Infosys Group level which includes BPO and other things. If you look at just Infosys, that is about 15.7% or 15.8%. So frankly, I don’t think there is any vertical that is there, I just mentioned that most of our attrition is natural, at this time of the year people go for studies and all those kind of things. And all of that is people with three to four, five years of experience, that is the kind of areas where we lose people. Equally though, the other interesting thing is when we look at it our high performer attrition has come down, over the last quarter it has come down by almost 2 percentage point from about 13.2% to about 11.2%. So that is the significant improvement in what we see. So I think the attrition is, if you ask me it is more natural, more for people moving and doing other things like further studies, etc. And more importantly, the high performer attrition is something which is much more in our flavor and that is what we are aiming to kind of improve.

Pravin

I have one more. Sir, so at a vertical level you will not be able to share?

Krishnamurthy Shankar

All the verticals, I don’t think there is any very significant at all in any of the verticals.

Balaji

I don’t know what has been covered, but from a technical point of view I would like to know from Ranganath, how much actually this hedging is helping or not helping you? The way you have revised it, particularly in dollar terms, dollar value. Very simple words, simple figures, how much you hedged for this year and whether there has been more hedging happened and what has been the non-operative sequentially?

Ranganath D. Mavinakere

Sure. I see there are two questions there, let me talk about first hedging. Always our policy is that we hedge net FX assets on a rolling basis for about two quarters. We have consistently followed that hedging policy over several quarters and it has helped us. Even this quarter also it helped us in reducing the volatility on the P&L. So about $980 mn of hedging that is there on the books today across currencies. And if you look at I think, if you are referring to guidance, guidance 1% dip is in constant currency, so it is not really on the hedging or the currency movement, it is in constant currency. So that is primarily because of the business reasons that Vishal and Pravin outlined earlier. So as far as hedging, we hedge the net foreign assets which on a rolling basis for about six months that works about $970 mn to $980 mn.

Balaji

So how much you attribute actually for business situation and then to volatility if you are revising, because I think it was lower, what could be the ratio or a percentage?

Ranganath D. Mavinakere

If you look at the hedging, primarily it comes under the other non-operating income and that has been stable, if you look at non-operating income is about $110 mn compared to $112 mn earlier, which has been pretty much stable. So we hedge our net FX asset on a rolling basis as I said. So hedging has actually shielded the volatility on the other operating income. I think if your question is on the revenue side, on the constant currency basis itself we have reduced the guidance, it is not really relating to a particular currency, it is in the constant currency basis.

Vishal Sikka

Maybe I can add that Ranga's team under Ranga's leadership runs an extraordinary treasury operation and the safety and the liquidity of the financials is the primary priority and it is quite extraordinary what they do.

Participant

…from CNBC TV18. Just wanted to understand what is the kind of pipeline that Company has at this point of time, both in terms of TCV and the number of large deals that the Company is chasing? And which verticals are showing more promise than others? Secondly, Vishal you did mention that there is some sort of slowness in the India business and some sort of tapering off of revenue happened on the Finacle side, if you could just throw some more light on that front. Thank you.

Mohit Joshi

So look, I mean we can talk more from a Q1 perspective, in Q1 we spoke about the fact that we had over $800 mn in TCV wins, these were 10 deals, these were spread across the world. So we had wins in Australia, the US, Europe and these were across industry segments. I think our pipeline remains healthy for large deals and we don’t quantify it beyond that. We have given you the breakup for Q1 and we remain optimistic about our conversion rates and the TCV to be declared for Q2.

Participant

Also on India revenues and Finacle revenues.

Pravin Rao

On India revenues, India typically a big percentage of our projects in India are government projects, these are all fixed priced system integration projects. So the revenue recognition and everything is based on the milestones we complete. India is also a very small base, so on a smaller base on a quarterly basis you will always find this fluctuations. So I don’t think we should read much into the India unit performance.

Vishal Sikka

And on Finacle, even though we have pointed that out as a decline, actually in the previous quarter Finacle had a great performance, in particular owing to a couple of large deals. And a drop by $2.5 mn in this quarter which again on a relatively small base of $72 mn - $73 mn, it looks large but actually the product has been doing extremely well. You heard some of the leading banks like PayTM and others have embraced Finacle and we have some massive deployments going on of Finacle, so we are continuing to be extremely excited about the prospects of Finacle.

…………..

I don’t want to comment on the strategy of other companies, in our case like Pravin said, a big percentage of the India business comes from government-related projects and so forth and then also the private sector projects are slowly increasing. But overall the India business is quite a small portion of our total revenue and that is in our case this is how it is.

…………

Pravin Rao

See, we are very selective in the kind of projects we take, we don’t go after every project in the government thing, we have been executing government projects and we have time and again said, it is very tough. But at the same time, if it is an interesting project which makes a big impact to the country, we want to take those. So we don’t go after every project, so whenever there is something interesting we do that. The last project we won was GST and which we thought is a good one. But as and when there are opportunities where it is very significant and impactful, we will be happy to bid.

Bhibu

One question about your short-term guidance and that has reflected on guidance that you have lowered for the full year. I wanted to check about the Vision 2020. Now given the uncertainty in the business environment and you have mentioned witnessed unanticipated slowdown in certain areas, also how slower ramp ups also happened in certain projects. And now that the full impact of Brexit is actually yet to unfold because it will take at least two years and you derive 23% of revenue from Euro. So given all this uncertainties, how comfortable you are at the moment towards the Vision 2020?

Vishal Sikka

So 2020 is a five to six-year long target, should not be affected by its definition if it is a long-term strategic ambition of the company, it should not be impacted by a quarter or even a particular year. We are on a large scale transformation of the way our company works, the way frankly also our industry works where we augment people with technology so that in the words of Prof. Mashelkar we can enable people to “do more with less for more” and in the process we transform ourselves from more a cost oriented industry towards an innovation and value-oriented industry where smaller number of people can do the same projects, where AI and automation simplify the work that is done by people that frees up productivity in order to unleash our creativity and our imagination. All of this, as we have showed in the last two years is happening, it is starting to pick up steam, it is starting to make an impact on the business and I expect that this will continue to grow and therefore I continue to be extremely excited about this ambition of ours, this aspiration of getting to $20 bn in 2020 with 30% margin and $80,000 of revenue per employee. This does not change as a result of one quarter.

Bibhu

Just one more follow-up question. Someone asked you about the India revenue, actually consistently for last few quarters we are seeing how India business for Infosys is not going. And in fact, you are one of the CEOs who are very bullish about this growth process in India, essentially after the new government took charge, how they are driving technology in all cities. Are we seeing that those are really not materializing in driving revenue for companies? And second thing, being someone who on and off discuss with global CEOs meet with them, how is the mood of the global CEOs about India?

Vishal Sikka

I think generally the mood of the global CEOs is hopeful, it is excited, they have a lot of hope assigned to the transformation that our government has been putting into place. A lot of the initiatives like ‘Make in India’ and ‘Smart Cities’ and so forth are still early, and in terms of deriving tangible commercial projects and software projects and services projects out of that, this is still in the early stages. We do remain excited about, for example, Smart Cities where we are doing a lot of work with other partner companies and actually using the Mana platform in many of these Internet of Things and Smart Cities oriented work. We have been working very hard towards transforming our campus in Mysore towards a Smart City and bringing in a lot of the instrumented air conditioning, power efficiency, power systems and so forth. Into our campuses, we have some of the latest, actually pioneering equipment running in our campuses including here in Bangalore. In Hyderabad we recently went 100% offgrid in terms of our energy consumption. Campus of close to 20,000 people is running 100% entirely on energy that we get from solar and so forth. And there are days when we give back the energy into the grid. So I think that we are at the cutting edge on these things and as the business opportunities become material and tangible, we will obviously go after that business as well. So there is a mood of optimism and hope but it is still I would say early in the journey.

Balaji

This, you are giving the guidance for the exchange rate of March 31st and then for June, how do we actually factor this down? What actually, because your business mostly in terms of constant currency………and the conversion piece So what is the message you are giving at the 31st it was 66 or something, now it is 67. Going forward there is a new thing I am seeing that every quarter you are benching that guidance to volatility rather than business operations.

Ranganath D. Mavinakere

So I think the constant currency is the guiding factor. So in the past we have got a lot of feedback saying that look we also need your visibility in reported turns, because as you rightly said constant currency is one number. However, as the currency changes during the course of the quarter and the year, it is important that we indicate to the market, look what we meant by constant currency in March, today how does it translate today, how does it translate in June. So we need to keep the consistency, otherwise investors and media and general people will be very confused. So we wanted from purely transparency standpoint we wanted to indicate, hey we said 11.5% to 13.5%, that translates this much in March basis and this much in June basis. So it is purely from completeness of information and transparency we want to provide.

Balaji

……I don’t know it has been asked, it is a matter of concern, I don’t know what is now happening in France, God forbid, but this Swathi case in Chennai, though it happened somewhere in a station, it’s some kind of a crime and murder and all. In the light of these kind of unfortunate thing, what precautions or measures you are taking to ensure the safety and the protection of women employees? Previous quarter there was an unfortunate incident in Belgium that happened I don’t know, today in Nice it happened, I hope no Indian they said so far. But this regarding Swathi, has she really shared this information and whether the family will be compensated because she was in service, she was boarding a train to go to duty.

Vishal Sikka

No, this is an area that as a CEO you always dread hearing such a news and of course in the case of Belgium when we lost one of our Infoscions, Raghav, it was an extremely troubling time, it took us a long time to ascertain that it was in fact him and that he was there. And then in case of Swathi I found out that same evening that this had happened. We have 200,000 employees around the world and each one of us, our entire strategy, basis of our work is on the empowerment of each one of the employees and the value, the innovation, the creativity, the potential of each of one of these employees. So this is something that as a family it breaks our heart when we see this. We take it extremely seriously, I believe that we are as good as any company in the world when it comes to employee safety and creating a harmonious work environment where people come and feel happy and give their best. In particular, after Swathi's case, we did a lot of introspection, Krish and his team. I would like to ask if Richard is here, perhaps Richard can speak a few words about what are the kinds of things that we have done. With regard to Nice, we are watching that, so far we have no indication that there is any Infoscion involved there, but this is something that obviously we are watching extremely closely.

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Richard Lobo

This was very sad, I mean something which we did not know. Unfortunately, she had not shared it with anybody else so we found this out much later. So we have worked closely with the government. We are also working with all our employees, women as well as men, to see how we can increase awareness to help them with some amount of self-defense to see if they can learn to go to the police earlier if they face such situation and take precautions. Given that, we have had a lot of cooperation and help from the government of Tamil Nadu and they have helped in solving the crime as early as they could. But it remains that as a sad incident we will do just like we do in any other case to compensate the family, but we can never compensate to the extent of bringing anybody back to life. But we will do what we can and we have a very strong insurance policy which we have had from a long time and we use that. Given that, we really hope that we never have such incidents again.

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The compensation is similar, I don’t want to give the individual amount, because that is between us and the family, but it is not dependent on the years of service or the age profile of the person because life is life so we do not really differentiate.

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We need some documentation, we have to work with the agency but it does not take too much time, within a month or so we will close this.

Moderator

Thank you.